SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 13)
Energy, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
29269V 106

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 29269V 106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,487,972*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,487,972*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,487,972*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

41.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by Richard M. Osborne, trustee.

CUSIP NO. 29269V 106	Page 3 of 6 Pages
Introduction.
     This Amendment No. 13 to Schedule 13D is filed by Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Energy, Inc., formerly Energy West, Incorporated, a Montana corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     As reported by the Company in its Form 8-K filed January 11, 2010 with the Securities and Exchange Commission (the “SEC”), effective January 5, 2010, Mr. Osborne acquired the Shares reported in Item 5(c) in exchange for his shares of capital stock and membership units of Lightning Pipeline Co., Inc. (“Lightning Pipeline”), Great Plains Natural Gas Company (“Great Plains”), Brainard Gas Corp. (“BGC”) and Great Plains Land Development Company, LTD. (“GPL” and collectively with Lightning Pipeline, Great Plains and BGC, the “Ohio Companies”). Lightning Pipeline is the parent company of Orwell Natural Gas Company (“Orwell”) and Great Plains is the parent company of Northeast Ohio Natural Gas Corp. (“NEO”) and Orwell, NEO and BGC are natural gas distribution companies that serve approximately 23,131 customers in Northeastern Ohio and Western Pennsylvania. Mr. Osborne owned approximately 90% of Lightning Pipeline and Great Plains and 100% of BGC and GPL. In addition, Mr. Osborne is the Company’s chairman of the board and chief executive officer.
     The Ohio Companies were acquired by the Company pursuant to two Merger Agreements, each dated as of June 29, 2009, as amended, (1) by and between Energy West, Incorporated, now a wholly-owned subsidiary of the Company (“Energy West”), Richard M. Osborne, as Trustee of the Richard M. Osborne Trust (the “RMO Trust”), Rebecca Howell, Stephen M. Rigo, Marty Whelan, and Thomas J. Smith (Messrs. Osborne, Rigo, Whelan and Smith and Ms. Howell (hereinafter collectively referred to as “Shareholders”), Lightning Pipeline, Great Plains, BGC and Lightning Pipeline Acquisition Inc., Great Plains Acquisition Inc., and Brainard Acquisition Inc., and (2) Energy West, GPL, the RMO Trust and GPL Acquisition LLC (the “Merger Agreements”). As previously reported in the Company’s Form 8-K filed on August 4, 2009 with the SEC, the Company completed on August 3, 2009 a reorganization to implement a holding company structure. The Company, as the new holding company, became the successor issuer to Energy West, which is now a subsidiary of the Company and Energy West assigned its rights under the Merger Agreements to the Company.
     Pursuant to the terms of the Merger Agreements, on January 5, 2010, four separate mergers occurred whereby an acquisition subsidiary of the Company merged with and into each Ohio Company. The Ohio Companies survived the mergers, becoming four separate wholly-owned subsidiaries of the Company.
     The final aggregate purchase price for the Ohio Companies was $37.9 million, which consisted of approximately $20.8 million in debt of the Ohio Companies with the remainder of the purchase price paid in unregistered Shares. In accordance with the Merger Agreements, on January 5, 2010, the shares of common stock of Lightning Pipeline, Great Plains and BGC and the membership units of GPL were converted into the right to receive unregistered Shares in accordance with the following calculation:

CUSIP NO. 29269V 106	Page 4 of 6 Pages
The total number of Shares the Shareholders received equaled the total of $34,304,000 plus $3,565,339 (which was the number of additional active customers of the Ohio Companies in excess of 20,900 at closing (23,131-20,900=2,231) multiplied by $1,598.09), less $20,796,254 (which was the debt of the Ohio Companies at closing), divided by $10.
     Based on this calculation and his respective ownership of the Ohio Companies, the Company issued Mr. Osborne, as trustee, 1,565,701 Shares.
     The foregoing descriptions of the Merger Agreements, as amended and assigned, are not complete and are qualified in their entirety to the full and complete terms of such agreements, which are incorporated herein by reference. The terms and conditions of the Merger Agreements and the transactions contemplated thereby are more fully disclosed in the Company’s Form 8-K filed with the SEC on July 2, 2009, the Company’s proxy statement filed September 18, 2009 with the SEC, and the Company’s Form 8-K filed January 11, 2010 with the SEC.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) Based solely on information provided by the Company, there are currently 6,068,014 Shares outstanding.
     Mr. Osborne, as trustee, beneficially owns 2,487,972 Shares, or 41.0% of the outstanding Shares.
     (c) On January 5, 2010, Mr. Osborne acquired 1,565,701 Shares as described in Item 3 of this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is amended and supplemented as follows:
     Mr. Osborne as trustee of the RMO Trust pledged 300,000 Shares (the “Pledged Shares”) to The Huntington National Bank (“Huntington”) pursuant to a pledge agreement, dated December 31, 2009 (the “Pledge Agreement”) in connection with the Amended and Restated Loan Agreement between Orwell as borrower, and Lightning Pipeline, Mr. Osborne, Lightning Pipeline Company II, Inc. and ONG Marketing, Inc. (companies owned and controlled by Mr. Osborne), as guarantors, and Huntington as lender (the “Orwell Credit Agreement”). Pursuant to the terms of the Pledge Agreement, if the aggregate market value of the Pledged Shares is less than $2.75 million, Mr. Osborne is required to deliver in pledge additional collateral in accordance with the instructions of Huntington within 15 days after receipt of such instruction so that the market value of the collateral pledged under the Pledge Agreement is not less than $3 million. The Pledge Agreement will remain in effect until (a) Mr. Osborne has paid Huntington $2 million as set forth in an unrelated forbearance agreement, and (b) all principal and interest

CUSIP NO. 29269V 106	Page 5 of 6 Pages
has been paid, and all other obligations of Orwell have been performed, under the Orwell Credit Agreement.
Item 7. Material to be Filed as Exhibits.
     7.1 Agreement and Plan of Merger, dated June 29, 2009, by and among Energy West, Incorporated, Various Acquisition Subsidiaries, Lightning Pipeline Co., Inc., Great Plains Natural Gas Company, Brainard Gas Corp., Richard M. Osborne, Trustee, Rebecca Howell, Stephen G. Rigo, Marty Whelan and Thomas J. Smith (Incorporated by reference to Exhibit 10.2 to Energy, Inc.’s current report on Form 8-K dated June 26, 2009 as filed with the Securities and Exchange Commission)
     7.2 Agreement and Plan of Merger, dated June 29, 2009, by and among Energy West, Incorporated, an Acquisition Subsidiary, Great Plains Land Development Company, LTD. and Richard M. Osborne, Trustee (Incorporated by reference to Exhibit 10.3 to Energy, Inc.’s current report on Form 8-K as filed July 2, 2009 with the Securities and Exchange Commission)
     7.3 Assignment and Assumption Agreement, dated December 30, 2009, by and between Energy West, Incorporated and Energy, Inc. (Incorporated by reference to Exhibit 2.3 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)
     7.4 Assignment and Assumption Agreement, dated December 30, 2009, by and between Energy West, Incorporated and Energy, Inc. (Incorporated by reference to Exhibit 2.4 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)
     7.5 First Amendment to Agreement and Plan of Merger, dated as of January 5, 2010, by and among Richard M. Osborne, Trustee, Rebecca Howell, Stephen G. Rigo, Marty Whelan and Thomas J. Smith, Lightning Pipeline Co., Inc., Great Plains Natural Gas Company, and Brainard Gas Corp., Lightning Pipeline Acquisition Inc., Great Plains Acquisition Inc. and Brainard Acquisition Inc. and Energy, Inc. (Incorporated by reference to Exhibit 2.5 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)
     7.6 First Amendment to Agreement and Plan of Merger, dated as of January 5, 2010, by and among Richard M. Osborne, Trustee, Great Plains Land Development Company, LTD. and GPL Acquisition LLC and Energy, Inc. (Incorporated by reference to Exhibit 2.6 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)
     7.7 Pledge Agreement, dated as of December 31, 2009, by Richard M. Osborne, as Trustee of the Richard M. Osborne Trust AKA the Richard M. Osborne Trust Agreement dated January 13, 1995, as amended, and The Huntington National Bank

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 15, 2010

/s/ Richard M. Osborne
Richard M. Osborne

Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Agreement and Plan of Merger, dated June 29, 2009, by and among Energy West, Incorporated, Various Acquisition Subsidiaries, Lightning Pipeline Co., Inc., Great Plains Natural Gas Company, Brainard Gas Corp., Richard M. Osborne, Trustee, Rebecca Howell, Stephen G. Rigo, Marty Whelan and Thomas J. Smith (Incorporated by reference to Exhibit 10.2 to Energy, Inc.’s current report on Form 8-K dated June 26, 2009 as filed with the Securities and Exchange Commission)

7.2	Agreement and Plan of Merger, dated June 29, 2009, by and among Energy West, Incorporated, an Acquisition Subsidiary, Great Plains Land Development Company, LTD. and Richard M. Osborne, Trustee (Incorporated by reference to Exhibit 10.3 to Energy, Inc.’s current report on Form 8-K as filed July 2, 2009 with the Securities and Exchange Commission)

7.3	Assignment and Assumption Agreement, dated December 30, 2009, by and between Energy West, Incorporated and Energy, Inc. (Incorporated by reference to Exhibit 2.3 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)

7.4	Assignment and Assumption Agreement, dated December 30, 2009, by and between Energy West, Incorporated and Energy, Inc. (Incorporated by reference to Exhibit 2.4 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)

7.5	First Amendment to Agreement and Plan of Merger, dated as of January 5, 2010, by and among Richard M. Osborne, Trustee, Rebecca Howell, Stephen G. Rigo, Marty Whelan and Thomas J. Smith, Lightning Pipeline Co., Inc., Great Plains Natural Gas Company, and Brainard Gas Corp., Lightning Pipeline Acquisition Inc., Great Plains Acquisition Inc. and Brainard Acquisition Inc. and Energy, Inc. (Incorporated by reference to Exhibit 2.5 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)

7.6	First Amendment to Agreement and Plan of Merger, dated as of January 5, 2010, by and among Richard M. Osborne, Trustee, Great Plains Land Development Company, LTD. and GPL Acquisition LLC and Energy, Inc. (Incorporated by reference to Exhibit 2.6 to Energy, Inc.’s current report on Form 8-K as filed January 11, 2010 with the Securities and Exchange Commission)

Exhibit Number	Description

7.7	Pledge Agreement, dated as of December 31, 2009, by Richard M. Osborne, as Trustee of the Richard M. Osborne Trust AKA the Richard M. Osborne Trust Agreement dated January 13, 1995, as amended, and The Huntington National Bank